SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


---------------------------------------------------------------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 10)

                            REN CORPORATION-USA
                            -------------------
                              (Name of Issuer)

                         Common Stock, no par value
                         --------------------------
                       (Title of Class of Securities)

                                 7596561010
                                 ----------
                               (CUSIP Number)

                               Mats Wahlstrom
                          COBE Laboratories, Inc.
                              1185 Oak Street
                                 Suite 500C
                         Lakewood, Colorado  80215
                         Telephone:  (303) 232-6800
                         --------------------------
                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                              Communications)

                                  Copy to:

                            Peter D. Lyons, Esq.
                            Shearman & Sterling
                            599 Lexington Avenue
                         New York, New York  10022
                         Telephone:  (212) 848-4000

                             September 12, 1995
          (Date of Event which Required Filing of this Statement)


---------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     COBE Laboratories, Inc.
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
/ /  (a)
          -----------------------------------------------------------------
/ /  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) WC
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization Colorado
                                          ---------------------------------

     ----------------------------------------------------------------------


----------
 Number of                    (7)  Sole Voting Power 10,036,221
                                                     ----------------------
  Shares
                                   ----------------------------------------
Beneficially                  (8)  Shared Voting Power 0
                                                       --------------------
                                   ----------------------------------------
 Owned by                     (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
   Each
                                   ----------------------------------------
 Reporting                    (10) Shared Dispositive Power 0
                                                            ---------------
  Person
                                   ----------------------------------------
   With

----------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gambro AB
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
/ /  (a)
          -----------------------------------------------------------------
/ /  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization The Kingdom of Sweden
                                          ---------------------------------

     ----------------------------------------------------------------------


----------
 Number of                    (7)  Sole Voting Power 10,036,221
                                                     ----------------------
  Shares
                                   ----------------------------------------
Beneficially                  (8)  Shared Voting Power 0
                                                       --------------------
                                   ----------------------------------------
 Owned by                     (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
   Each
                                   ----------------------------------------
 Reporting                    (10) Shared Dispositive Power 0
                                                            ---------------
  Person
                                   ----------------------------------------
   With

----------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Incentive AB
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
/ /  (a)
          -----------------------------------------------------------------
/ /  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization The Kingdom of Sweden
                                          ---------------------------------

     ----------------------------------------------------------------------


----------
 Number of                    (7)  Sole Voting Power 10,036,221
                                                     ----------------------
  Shares
                                   ----------------------------------------
Beneficially                  (8)  Shared Voting Power 0
                                                       --------------------
                                   ----------------------------------------
 Owned by                     (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
   Each
                                   ----------------------------------------
 Reporting                    (10) Shared Dispositive Power 0
                                                            ---------------
  Person
                                   ----------------------------------------
   With

----------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     REN Acquisition Corp.
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
/ /  (a)
          -----------------------------------------------------------------
/ /  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization Tennessee
                                          ---------------------------------

     ----------------------------------------------------------------------


----------
 Number of                    (7)  Sole Voting Power 10,036,221
                                                     ----------------------
  Shares
                                   ----------------------------------------
Beneficially                  (8)  Shared Voting Power 0
                                                       --------------------
                                   ----------------------------------------
 Owned by                     (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
   Each
                                   ----------------------------------------
 Reporting                    (10) Shared Dispositive Power 0
                                                            ---------------
  Person
                                   ----------------------------------------
   With

----------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

                      Amendment No. 10 to Schedule 13D
                      --------------------------------

          COBE Laboratories, Inc., a Colorado corporation (the "Purchaser"), REN Acquisition Corp., a Tennessee corporation ("REN
 ---------                                                     ---
Acquisition Corp."), Gambro AB, a Swedish corporation, and Incentive AB, a
-----------------
Swedish corporation, hereby amend and supplement the Statement on Schedule 13D, dated May 24, 1991 (the "Original Statement"), as amended by Amendment
                              ------------------
No. 1 thereto dated June 5, 1991, Amendment No. 2 thereto dated February 9, 1992, Amendment No. 3 thereto dated March 17, 1992, Amendment No. 4 thereto dated May 12, 1992, Amendment No. 5 thereto dated July 2, 1992, Amendment No. 6 thereto dated October 1, 1992, Amendment No. 7 thereto dated April 13, 1993, Amendment No. 8 thereto dated July 15, 1993 and Amendment No. 9 thereto dated July 13, 1995 (the Original Statement, as so amended, being the "13D Statement"), with respect to the common stock, no par value (the
     -------------
"Common Stock"), of REN Corporation-USA, a Tennessee corporation (the
 ------------
"Issuer").
 ------

          Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning assigned to such term in the 13D Statement.

          Item 2.   Identity and Background
          ------    -----------------------

          Item 2 of the 13D Statement is hereby amended in its entirety to read as follows:

          "This statement is being filed by Cobe Laboratories, Inc., a Colorado corporation ("Cobe"), REN Acquisition Corp., a Tennessee
                       ----
corporation ("REN Acquisition Corp."), Gambro AB, a Swedish corporation
              ---------------------
("Gambro") and Incentive AB, a Swedish corporation ("Incentive").  Cobe,
  ------                                             ---------
REN Acquisition Corp., Gambro and Incentive are collectively referred to herein as the "Reporting Persons". The principal executive offices of Cobe
               -----------------
and REN Acquisition Corp. are located at 1185 Oak Street, Lakewood, Colorado 80215. Cobe and its subsidiaries design, develop, manufacture, distribute, sell and service medical and therapeutic systems for four medical market segments: cardiovascular, renal care, apheresis and blood banking.

          REN Acquisition Corp. is a wholly owned subsidiary of Cobe and was incorporated as a Tennessee corporation on September 9, 1995 to serve as an acquisition vehicle in connection with the transactions contemplated by the Merger Agreement (as defined in Item 6 below). Cobe is a direct wholly owned subsidiary of Gambro GmbH, a German corporation, which is a direct wholly owned subsidiary of Gambro. Gambro GmbH's principal executive offices are located at Lochhamer Strasse 15, P.O. Box 1464, D-82143,
Planegg Martinsried, Germany. Gambro's principal executive offices are located at P.O. Box 10101 Magistratsvagen 16, S-220 10 Lund, Sweden.
Gambro is a Swedish industrial group focusing on operations in four business areas: Renal Care, Cardiovascular Surgery, Blood Component Technology and Health Care Services. Incentive owns shares representing approximately 58.4% of the total voting power of Gambro. The address of the principal executive offices of Incentive is located at Hamngatan 2, P.O. Box 7373, S-10391, Stockholm, Sweden.

          The name, citizenship, business address and present principal occupation of each of the directors and executive officers of Cobe, Gambro, Incentive and REN Acquisition Corp. are set forth in, respectively, Schedules I, II, III and IV hereto.

          During the last five years, none of the Reporting Persons (nor, to the best knowledge of the Reporting Persons, Gambro GmbH or any of the persons listed on Schedules I, II, III and IV hereto) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws."


          Item 4.   Purpose of Transaction
          -------   ----------------------

          Item 6.   Contracts, Arrangements, Understandings or
          -------   ------------------------------------------
                    Relationships with Respect to Securities of the Issuer
                    ------------------------------------------------------

          Items 4 and 6 of the 13D Statement are hereby amended and supplemented by adding the following to the end thereof:

          "In accordance with Section 5.11 of the Stock Purchase Agreement, on September 12, 1995, the Board of the Issuer delivered to the Purchaser a letter (the "Offer Request Letter"), substantially in the form of Exhibit R
            -----------------------
hereto, requesting Gambro, Purchaser and REN Acquisition Corp. to enter into the Agreement and Plan of Merger dated as of September 12, 1995 (the "Merger Agreement"), among the Issuer and Gambro, Purchaser and REN
-------------------
Acquisition Corp., and to consummate the transactions contemplated thereby including, without limitation, the Offer and the Merger (as such terms are defined in the Merger Agreement). The Merger Agreement is attached hereto as Exhibit S and is incorporated herein by reference in its entirety.

          On September 13, 1995, the Issuer issued a press release relating to the events described above. Such press release is attached hereto as Exhibit T and is incorporated herein by reference in its entirety.

          Except as set forth herein, the Purchaser and its affiliates have not formulated any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's business or corporate structure, (f) any change in the Issuer's certificate of incorporation or by-laws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (g) causing a class of the Issuer's securities to be deregistered or delisted, (h) a class of equity securities of the Issuer becoming eligible for termination of registration or (i) any action similar to any of those enumerated above."

          Item 7.  Items to be Filed as Exhibits
                   -----------------------------

          Item 7 of the 13D Statement is hereby amended and supplemented by adding the following Exhibits to the end thereof:

          "Exhibit            Description
           -------            -----------

             R Offer Request Letter, dated as of September 12, 1995, from the Board of the Issuer addressed to the Purchaser.

             S Agreement and Plan of Merger, dated as of September 12, 1995 (the "Merger Agreement"),
                                                       -------------------
                              among the Issuer and Gambro, the Purchaser and REN Acquisition Corp.

             T                Press Release issued by the Issuer on
                              September 13, 1995."

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1995


                                   COBE LABORATORIES, INC.



                                   By:
                                        -----------------------
                                        Name: Herbert S. Lawson
                                        Title: Chief Financial Officer

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1995


                                   GAMBRO AB



                                   By:
                                        --------------------
                                        Name: Berthold Lindqvist
                                        Title: President

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1995



                                   INCENTIVE AB



                                   By:
                                        --------------------
                                        Name: Mikael Lilius
                                        Title: President

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1995


                                   REN ACQUISITION CORP.



                                   By:
                                        --------------------
                                        Name: Ralph Z. Levy, Jr.
                                        Title: Vice President

                                                                 SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF COBE LABORATORIES, INC.
        -----------------------------------------------------------

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                   INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS             ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*                   (OTHER THAN COBE LABORATORIES, INC.)
-------------------------------    -----------------------------------------

                DIRECTORS OF COBE LABORATORIES, INC.
                ------------------------------------

Randall F. Bellows            Retired Executive Vice President of COBE
                              Laboratories, Inc.; Private Investor.

Robert M. Collins             Retired President of COBE Laboratories, Inc.;
                              Private Investor.

Edward J. Giachetti           Vice President of COBE Laboratories, Inc. and
                              President of COBE Cardiovascular, Inc.

Alain Granger (France)        President of Hospal AG, Hospal S.A., 188 Av.
                              Jean-Jaures, F-69007, Lyon, France.

Ugo Grondelli (Italy)         Senior Executive Vice President and Deputy
                              Managing Director of Gambro AB and President of Gambro SpA., Via Aldo Moro I/A, I-43035,
                              Felino (PR), Italy.

Jan Gustavsson (Sweden)       Chief Financial Officer of Gambro AB, Box
                              10101, S-220 10 Lund, Sweden.

Berthold Lindqvist (Sweden)   President and Chief Executive Officer of
                              Gambro AB, Box 10101, S-220 10 Lund, Sweden.

Ingmar Magnusson (Sweden)     General Counsel of Gambro AB, Box 10101, S-
                              220 10 Lund, Sweden.

Mats Wahlstrom (Sweden)       President of COBE Laboratories, Inc.;
                              Executive Vice President of Gambro AB;
                              Director, Chairman of the Board, President,
                              Assistant Secretary and Assistant Treasurer of REN Acquisition Corp.

Edward C. Wood, Jr.           President of COBE BCT, Inc., 1201 Oak Street,
                              Lakewood, CO  80215-4498.




--------------------
* Unless otherwise indicated, the business address of each of the named persons is 1185 Oak Street, Lakewood, Colorado 80215. Each person listed above, unless otherwise indicated, is a citizen of the U.S.A.

        DIRECTORS AND EXECUTIVE OFFICERS OF COBE LABORATORIES, INC.
        -----------------------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN COBE LABORATORIES, INC.)
----------------------        -----------------------------------------

          EXECUTIVE OFFICERS OF COBE LABORATORIES, INC.
          ---------------------------------------------

Teresa Blandford              Vice President of COBE Laboratories, Inc.

Wendell J. Gardner            Senior Vice President.

Edward J. Giachetti           Vice President of COBE Laboratories, Inc. and
                              President of COBE Cardiovascular, Inc.

Herbert S. Lawson             Vice President, Chief Financial Officer,
                              Treasurer and Assistant Secretary of COBE
                              Laboratories, Inc.; Director, Vice President,
                              Treasurer and Assistant Secretary of REN
                              Acquisition Corp.

Curtin L. Wagner              Vice President of COBE Laboratories, Inc.

Mats Wahlstrom (Sweden)       President of COBE Laboratories, Inc.




--------------------
* Unless otherwise indicated, the business address of each of the named persons is 1185 Oak Street, Lakewood, Colorado 80215. Each person listed above, unless otherwise indicated, is a citizen of the U.S.A.

                                                                SCHEDULE II

               DIRECTORS AND EXECUTIVE OFFICERS OF GAMBRO AB
               ---------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN GAMBRO AB)
---------------------         -------------------------------------------

                     DIRECTORS OF GAMBRO AB
                     ----------------------

Mikael Lilius                 Chairman, President and Chief Executive
                              Officer of Incentive AB, P.O. Box 7373,
                              Hamngatan 2, S-10391, Stockholm, Sweden.

Lennart Nilsson               President and Chief Executive Officer of
                              Investment AB Cardo, Roskildevagen 1B, Box
                              486, S-201 24, Malmo, Sweden.

Tore Daun                     Director and former President, Molnlycke AB,
                              Molndal, Sweden,  Kobbehallsv 10, S-43600,
                              Askim, Sweden.

Margareta Nilsson             Vice Chairman, Katedervagen 5, S-224 67 Lund,
                              Sweden.

Berthold Lindqvist            President and Chief Executive Officer of
                              Gambro AB.

Anitha Svensson-Grane         Employee representative of Gambro AB.

Gosta Gahrton                 Professor, Chief of Department of Medicine,
                              Huddinge Hospital, Stockholm, Sweden,
                              Hallingsbacken 8, S-161 28 Bromma.

Karl Olof Tell                Employee representative of Gambro AB.

Soren Mellstig                Senior Vice President of Incentive AB.

Claes Wilhelmsson             Board Member.




--------------------
* Unless otherwise indicated, the business address of each of the named persons is P.O. Box 10101, Magistratsvagen 16, S-220 10 Lund, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

               DIRECTORS AND EXECUTIVE OFFICERS OF GAMBRO AB
               ---------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN GAMBRO AB)
----------------------        -------------------------------------------

                 EXECUTIVE MANAGEMENT OF GAMBRO AB
                 ---------------------------------

Berthold Lindqvist            President and Chief Executive Officer of
                              Gambro AB.

Lawrence J. Centella(USA)     President and Chief Executive Officer of REN
                              Corporation-USA, 1820 Charlotte Pike,
                              Nashville, TN

Edward J. Giachetti(USA)      Vice President of COBE Laboratories, Inc. and
                              President of COBE Cardiovascular, Inc.,
                              1185 Oak Street, Lakewood, CO 80215

Jan Gustavsson                Chief Financial Officer of Gambro AB.

Ugo Grondelli (Italy)         Senior Executive Vice President and Deputy
                              Managing Director of Gambro AB, Via Aldo Moro
                              1/A, I-43035, Felino (PR), Italy

Leif Smeby                    Research Director of Gambro AB.

Alain Granger (France)        President of Hospal AG, Hogamed S.A. and
                              Hospal International Marketing,  188 Av.
                              Jean-Jaures, F-69007, Lyon, France.

Mats Wahlstrom                Director and President of COBE Laboratories,
                              Inc., 1185 Oak Street, Lakewood CO 80215
                              Executive Vice President of Gambro AB;
                              Director, Chairman of the Board, President,
                              Assistant Secretary and Assistant Treasurer of REN Acquisition Corp., 1185 Oak Street,
                              Lakewood, CO 80215

Jan-Olof Olsson               President of Gambro Lundia AB and Gambro
                              Dialysatoren GmbH & Co. KG.

Edward C. Wood, Jr.(USA)      President of COBE BCT, Inc., 1201 Oak Street,
                              Lakewood, CO  80215-4498.


--------------------
* Unless otherwise indicated, the business address of each of the named persons is P.O. Box 10101, Magistratsvagen 16, S-220 10 Lund, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

                                                               SCHEDULE III

              DIRECTORS AND EXECUTIVE OFFICERS OF INCENTIVE AB
              ------------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,

                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN INCENTIVE AB)
---------------------------   ---------------------------------------------


                      DIRECTORS OF INCENTIVE AB
                      -------------------------

Anders Scharp                 Chairman of Incentive AB.  Chairman of the
                              Boards of Electrolux, Saab-Scania and SKF;
                              Vice Chairman of the Boards of Investor and Atlas Copco; Member of the Boards of Email
                              Ltd. (Australia), the Swedish Employers'
                              Confederation, the Federation of Swedish
                              Mechanical Engineering Industries and the
                              Federation of Swedish Industries.

Claes Dahlback                President of Investor;  Chairman of the Board
                              of Vin & Sprit AB;  Vice Chairman of the
                              Board of ASEA;  Member of the Boards of ABB,
                              Astra, Electrolux, Ericsson, Saab-Scania, SKF and STORA.

Casimir Ehrnrooth             Chairman of the Boards of Kymmene Oy and
                              Nokia Oy.

Lennart Hagelin               Chairman of the Boards of Svenska Dagblader,
                              Grand Hotel Holdings and Stancia; Member of the Boards of Skandia, Axel Johnson, the
                              National Swedish Road Administration and
                              Uppsala University.




--------------------
* Unless otherwise indicated, the business address of each of the named persons is Hamngatan 2, P.O. Box 7373, 10391, Stockholm, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

              DIRECTORS AND EXECUTIVE OFFICERS OF INCENTIVE AB
              ------------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN INCENTIVE AB)
---------------------------   ---------------------------------------------


                   DIRECTORS OF INCENTIVE AB (CONTINUED)
                   -------------------------------------

Leif Johansson                President and CEO of Electrolux.

Mikael Lilius                 President and CEO of Incentive AB;  Chairman
                              of the Boards of Garphyttan Industrier and Orrefors Kosta Boda; Member of the Boards of
                              Cardo, Gambro and Huhtamaki Oy.

Sven Soderberg                Chairman of the Boards of Skandia and Ratos;
                              Member of the Boards of ASEA and STORA;
                              Consul General of Norway in Stockholm.

Marcus Wallenberg             Executive Vice President of Investor;  Vice
                              Chairman of the Boards of Astra and Saab-
                              Scania;  Member of the Boards of Investor,
                              Saab Automobile and the Knut & Alice
                              Wallenberg Foundation;  Deputy Member of the
                              Boards of SILA, ABA and SKF.

Tore Burstrom                 Employee representative of Incentive AB.

Ake Jacobsson                 Employee representative of Incentive AB;
                              Member of the Board of the Electricians'
                              Local Union.

Bengt-Ola Nygren              Employee representative of Incentive AB.

Hakan Lindh                   Employee representative of Incentive AB.

Jan Marklund                  Employee representative of Incentive AB.

Dan Nilsson                   Employee representative of Incentive AB.
                              Chairman of the Local Chapter of the Swedish
                              Industrial Salaried Employees' Association.




--------------------
* Unless otherwise indicated, the business address of each of the named persons is Hamngatan 2, P.O. Box 7373, 10391, Stockholm, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

              DIRECTORS AND EXECUTIVE OFFICERS OF INCENTIVE AB
              ------------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN INCENTIVE AB)
---------------------------   ----------------------------------------------

                EXECUTIVE MANAGEMENT OF INCENTIVE AB
                ------------------------------------

Mikael Lilius                 President and Chief Executive Officer

Anders Fraggstedt             Executive Vice President

Anders Jagraeus               Executive Vice President

Lars Fahlen                   Senior Vice President, Personnel

Sverker Lundkvist             Senior Vice President, Finance

Soren Mellstig                Senior Vice President, Corporate Control

Bengt Modeer                  Senior Vice President, Corporate
                              Communications

Kjell Spangberg               Senior Vice President, Business Development,
                              Mergers and Acquisitions


--------------------
* Unless otherwise indicated, the business address of each of the named persons is Hamngatan 2, P.O. Box 7373, 10391, Stockholm, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

                                                                SCHEDULE IV

         DIRECTORS AND EXECUTIVE OFFICERS OF REN ACQUISITION CORP.
         ---------------------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN REN ACQUISITION CORP.)
---------------------------   ----------------------------------------------


                 DIRECTORS OF REN ACQUISITION CORP.
                 ----------------------------------

Mats Wahlstrom (Sweden)       Director and President of COBE Laboratories,
                              Inc.; Executive Vice President of Gambro AB.


Herbert S. Lawson             Vice President, Chief Financial Officer,
                              Treasurer and Assistant Secretary of COBE
                              Laboratories, Inc.


Ralph Z. Levy, Jr.            Executive Vice President, Secretary and
                              General Counsel of REN Corporation-USA.



--------------------
* Unless otherwise indicated, the business address of each of the named persons is 1185 Oak Street, Lakewood, Colorado 80215. Each person listed above, unless otherwise indicated, is a citizen of the U.S.A.

         DIRECTORS AND EXECUTIVE OFFICERS OF REN ACQUISITION CORP.
         ---------------------------------------------------------

                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                              INCLUDING NAME, PRINCIPAL BUSINESS AND
NAME, BUSINESS ADDRESS        ADDRESS OF SUCH CORPORATION OR ORGANIZATION
AND CITIZENSHIP*              (OTHER THAN REN ACQUISITION CORP.)
---------------------------   ----------------------------------------------


               EXECUTIVE MANAGEMENT OF REN ACQUISITION CORP.
               ---------------------------------------------

Mats Wahlstrom (Sweden)       Director and President of COBE Laboratories,
                              Inc.; Executive Vice President of Gambro AB.


Herbert S. Lawson             Vice President, Chief Financial Officer,
                              Treasurer and Assistant Secretary of COBE
                              Laboratories, Inc.

Ralph Z. Levy, Jr.            Executive Vice President, Secretary and
                              General Counsel of REN Corporation-USA.



--------------------
* Unless otherwise indicated, the business address of each of the named persons is 1185 Oak Street, Lakewood, Colorado 80215. Each person listed above, unless otherwise indicated, is a citizen of the U.S.A.

                               EXHIBIT INDEX
                               -------------


EXHIBIT                       DESCRIPTION
-------                       -----------

     R Offer Request Letter, dated as of September 12, 1995, from the Board of the Issuer addressed to the Purchaser.

     S Agreement and Plan of Merger, dated as of September 12, 1995 (the "Merger Agreement"),
                                                      ------------------
                              among the Issuer and Gambro, the Purchaser and REN Acquisition Corp.

     T                        Press Release issued by the Issuer on
                              September 13, 1995.